UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-274353

Vitru Brasil Empreendimentos,
Participações e Comércio S.A.

(Exact Name of Registrant as Specified in Its Charter)

Rodovia José Carlos Daux, 5500
Torre Jurerê A, 2nd floor
Saco Grande, Florianópolis, State of Santa Catarina

88032-005, Brazil

+55 (47) 3281-9500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares, no par value

American Depositary Shares, as evidenced by American Depositary Receipts, each representing one common share

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 225

Pursuant to the requirements of the Securities Exchange Act of 1934, Vitru Brasil Empreendimentos, Participações e Comércio S.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 18, 2025

VITRU BRASIL EMPREENDIMENTOS, PARTICIPAÇÕES E COMÉRCIO S.A.

By:	/s/ William Victor Kendrick de Matos Silva
	Name:	William Victor Kendrick de Matos Silva
	Title:	Chief Executive Officer

By:	/s/ Ana Paula Rodrigues
	Name:	Ana Paula Rodrigues
	Title:	Chief Operating Officer